

August 27, 2010

Mr. Stephen M. Hosmer
Chief Financial Officer
Royale Energy, Inc.
7676 Hazard Center Drive, Suite 1500
San Diego, CA 92108

> **Re:    Royale Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 19, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 5, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 000-22750**

Dear Mr. Hosmer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements

Supplemental Information about Oil and Gas Producing Activities, page F-29

1.      Given that you report proved undeveloped reserves as of December 31, 2009, please also disclose material changes in your proved undeveloped reserves that occurred during 2009 to comply with Item 1203 of Regulation S-K.

        This disclosure should include a discussion of the investments and progress you have made during the year to develop your reserves and of the reasons why material amounts of proved undeveloped reserves remain undeveloped for periods greater than five years, when these conditions arise.

2.      We note that your reserves have been evaluated by Netherland, Sewell & Associates, Inc, a third party engineering firm.  Please disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates to comply with Item 1202(a)(7) of Regulation S-K.

3.      We note that you report significant changes in extensions, discoveries and improved recovery in 2009.  Please provide in your filing and along with the table explanations for these changes to comply with FASB ASC Topic 932-235-50-5.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3576, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551- 3686 with any other questions.

Sincerely,


Karl Hiller
Branch Chief